

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

January 15, 2009

Michael J. Jackson
Chairman and Chief Executive Officer
AutoNation, Inc.
110 S.E. 6th Street
Fort Lauderdale, FL 33301

> **Re: AutoNation, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-13107**

Dear Mr. Jackson:

We have reviewed your response letter filed on November 6, 2008 to our comment letter dated October 9, 2008 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, net, page 52

1. We have reviewed your responses to comments 1 and 2 from our letter dated October 9, 2008. Please enhance your disclosures in future filings to explain in further detail why you changed your management structure during 2008 from one enterprise-wide operating segment to three brand-oriented operating segments. Your disclosure in the Form 10-Q for the quarterly period ended September 30, 2008 that the change was made "in response to changes in the automotive retail market, including the disproportionate decline in revenue and earnings from our domestic franchises compared to our import and premium luxury franchises" appears to be fairly broad and does not enable a reader to assess how management

regularly evaluates the business and responds to internal or external factors impacting the company. For example, it is not clear if you will return to your previous reporting structure if the revenues and earnings from your domestic franchises return to their historical levels prior to the economic downturn. Please tell us how the reorganization was structured, including how segment managers were determined, how your CODM reporting packages have changed, and whether or not you created new positions to fit the revised reporting structure, and explain the extent to which management reviews and places reliance on financial information by geographic region. Considering the CODM primarily reviewed consolidated financial information in the past, please clarify how the CODM's management of the business has changed and why you now consider it necessary for the CODM to review disaggregated information and allocate resources and assess performance on a disaggregated level. Since you conducted your annual goodwill impairment test during the second quarter of 2008 with no goodwill impairment charge deemed necessary, please also tell us the specific factors that changed from the second to third quarters that resulted in no impairment during the second quarter but a material impairment charge in the third quarter.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director